Sport Supply Group, Inc.
1901 Diplomat Drive
Dallas, Texas 75234
214-459-9005

June 18, 2009

Via EDGAR
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re: Sport Supply Group, Inc. (the “Company”)
Form 10-K Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Proxy Statement on Schedule 14A, as amended
Filed October 8, 2008
Form 10-Q for Fiscal Quarters Ended
September 30, 2008, December 31, 2008 and March 31, 2009
Filed November 5, 2008, February 11, 2009 and May 14, 2009
File No. 001-15289

Dear Mr. Owings:

This letter is in response to the comments of the staff of the Securities and Exchange Commission ( the “Staff”) contained in its letter of June 10, 2009 to Adam Blumenfeld, the Company’s Chief Executive Officer.  In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response:

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8.                      Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 39

1.
We note your response to comment three from our letter dated May 11, 2009.  We note that the audit report you submitted is dated August 27, 2008.  However, the auditor’s consent you submitted dated August 27, 2008, states the auditor’s report was issued on August 29, 2008.  Please confirm if the auditor’s consent was meant to refer to the audit report dated August 27, 2008, or please explain the variation.

Response: We confirm that the auditor’s consent dated August 27, 2008 was meant to refer to the audit report dated August 27, 2008.

Consolidated Financial Statements, page 40

Notes to Consolidated Financial Statements, page 44

Staff Accounting Bulletin 108, page 47

2.
We note your response to comment four from our letter dated May 11, 2009.  We note that prior to the adoption of SAB 108 you applied the rollover approach to evaluate accounting errors.  As noted in our previous comment, the option to correct accounting errors as a cumulative effect adjustment is not available unless management also identified the errors in periods prior to the adoption of SAB 108.  Please tell us the period(s) in which the errors were identified by management.  Refer to the Interpretive Guidance to Question 3 of SAB Topic 1:N.

Response:  During our fiscal years ended June 30, 2004, 2005 and 2006 and prior to our adoption of SAB 108, we had unrecorded sales tax liabilities associated with nexus resulting from our acquisition activity.  We were aware of unrecorded sales tax liabilities during our fiscal year ended June 30, 2006 and believed the amounts involved were immaterial.  During our fiscal year ended June 30, 2007, we undertook a nexus study to substantiate the amount of these unrecorded liabilities.  In this regard, we followed the guidance of  the AICPA Center for Audit Quality’s Staff Accounting Bulletin No. 108 Frequently Asked Questions (“AICPA FAQ”).  Question 2 in the AICPA FAQ states that errors originating and existing in prior years that are detected before the adoption of SAB 108 is recorded in the financial statements may be “included in the cumulative effect adjustment if determined to be immaterial under the registrant’s previous method after considering all relevant quantitative and qualitative factors, including aggregating the errors with other uncorrected errors in the previous years.”

Errors not previously identified, which are judged to be material (either individually or when considered with previously identified uncorrected misstatements) under an entity’s previous method, would require restating prior year financial statements through a revised filing for the error.  As described in our initial response, we determined the unrecorded sales tax liabilities, individually and when aggregated with other uncorrected errors in the previous years, were immaterial under the rollover method, which we had consistently applied in prior periods.  In evaluating the errors using the dual approach under SAB 108, we concluded the uncorrected errors in the previous years were material to both FY 2007 and FY 2006 financial statements.  According to the Interpretive Guidance to Question 3 of SAB Topic 1:N, the SEC staff will not object if registrants do not restate prior year financial statements for fiscal years ending on or before November 15, 2006, if management properly applied its previous approach – the rollover method in our case – and considered all relevant quantitative and qualitative factors.  An entity that meets these conditions has a choice of either correcting prior year financial statements or recording a cumulative effect adjustment in the current year when initially applying SAB 108 to material errors.  We believe we properly applied the rollover method and considered all relevant quantitative and qualitative factors in evaluating the materiality of our unrecorded misstatements in prior periods.  Therefore, we chose to record a cumulative effect adjustment upon our initial adoption of SAB 108 in our financial statements for the fiscal year ended June 30, 2007.

http://www.aicpa.org/caq/download/AICPA_SAB_108_FAQ.pdf

Form 10-Q for Fiscal Quarter ended March 31, 2009

Note 9.  Stockholders’ Equity, page 12

3.	In future filings, please present a table of change in total equity for each reporting period as required by paragraph 38c of SFAS 160.

Response:  In future filings, after our adoption of SFAS 160 on July 1, 2009, we will comply with the accounting and disclosure requirements for noncontrolling interests as detailed by SFAS 160 when applicable to our consolidated financial statements.  At the present time, we do not have any noncontrolling interests in our consolidated financial statements.

Any comments or questions concerning the Company’s responses contained herein should be directed to John E. Pitts at 214-459-9005.

Very truly yours,

/s/ John E. Pitts
John E. Pitts
Chief Financial Officer